December 17, 2008

Rhonda R. Kelley
Principal Accounting Officer
Mid-Wisconsin Financial Services, Inc.
132 West State Street
Medford, WI  54451

**RE: Mid-Wisconsin Financial Services, Inc.**
    **Pre 14A**
    **Filed on November 7, 2008**
    **File Number 0-18542**

Dear Ms. Kelley:

    We have completed our review of your Preliminary Proxy Statement on Schedule 14A and have no further comments at this time.

Sincerely,

David S. Lyon
Senior Financial Analyst